Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE ARTICLES OF INCORPORATION

OF

FASTFUNDS FINANCIAL CORPORATION

Pursuance to NRS 78.390 of the Nevada Business Corporations Act, FastFunds Financial Corporation, (the “Corporation”) adopts the following Amendment to its Articles of Incorporation.

FIRST:

The following amendment to its Articles of Incorporation were adopted by a majority vote of the shareholders of the Corporation on July 7, 2014 in the manner prescribed by Nevada Law:

SECOND:

The Articles of Incorporation of the Company shall be amended as follows:

ARTICLE X1

DIRECTORS

The number of directors comprising the board of directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation and the Nevada Revised Statutes; except that at no time shall there be less than one (1) nor more than five (5) directors. The name and address of the person who is to serve as director until the next annual meeting of shareholders and until his successor is duly elected and qualified is as follows:

Name	Address
Henry Fong	319 Clematis Street, Suite 400
West Palm Beach, Florida 33401

THIRD:

The number of shares of the corporation outstanding and entitled to vote at the time of the adoption of said amendment was 9,199,926,253 of which 4,507,963,864 were represented by the common shares of the Corporation outstanding on that date and 4,691,962,389 were represented by the common share equivalents represented by the holders of the Company’s Class C Preferred Stock.

FOURTH:

The number of shares voted for such amendment and restatement was 4,691,962,389 or 51% and the number voted against such amendment was 0 or 0%.

DATED:  July 9, 2014

FASTFUNDS FINANCIAL CORPORATION

Henry Fong, Chief Executive Officer